TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

May 15, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Mail Stop: 0404

Attention:  Pamela A. Long

Re:	TriMas Corporation: Registration Statement on Form S-1 (File No. 333-136263)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, TriMas Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, May 17, 2007 at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding this request may be directed to Jonathan Schaffzin at (212) 701-3380 or Douglas Horowitz at (212) 701-3036.

Very truly yours,

TRIMAS CORPORATION

By: /s/ Joshua Sherbin Name: Joshua Sherbin Title: General Counsel